United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                                     of the
                         Securities Exchange Act of 1934


                           For the month of July 2002


                        Valley of the Doce River Company
                 (Translation of Registrant's name into English)



                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                     (Address of principal executive office)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     (Check One) Form 20-F  X  Form 40-F
                                           ---           ---


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                          (Check One) Yes     No  X
                                          ---    ---

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

Companhia Vale do Rio Doce                                         Press Release


                   CVRD and Antofagasta Announce Joint Venture

Rio de Janeiro, July 19, 2002 - Companhia Vale do Rio Doce (CVRD), the largest diversified mining company of the Americas, and Antofagasta Plc (Antofagasta), one of the largest Chilean copper producers, formed a joint venture called Cordillera de las Minas S.A (Cordillera), incorporated to develop mineral exploration activities near Cuzco in southern Peru. The mentioned area, considered promising, has approximately 60 thousand square kilometers. Other important mining investments are located there. This joint venture is originated from the Memorandum of Understanding signed between CVRD and Antofagasta, publicly announced on June 6, 2002.

According to corporate documents signed on July 18, 2002, (i) Anaconda Peru S.A. (Anaconda), Antofagasta's subsidiary, transferred mining rights to Cordillera, retaining a total participation of 99.9%; (ii) CVRD established a company, called Compania Minera Andino-Brasilera (CMAB), which holds a participation of 0.1% in Cordillera; (iii) CVRD/CMAB has the option to acquire a 50% stake in Cordillera, after having invested US$ 6,700,000.00 during a period of three years, in mineral exploration at Cordillera.

The Investment Agreement celebrated between CVRD, CMAB, Antofagasta, Anaconda and Cordilllera, allows the participation, influence and rights of CVRD/CMAB in Cordillera management, specially with respect to the investments to be made and in the exercise of the option agreed.

This transaction is a strategic movement for CVRD, in line with the internationalization of its activities, and reaffirms the Company's emphasis on copper mining, following the recent acquisitions of the total capital of Mineracao Serra do Sossego S.A and Salobo Metais S.A., and the beginning of the Sossego project construction, in Carajas, Para.


--------------------------------------------------------------------------------

                                        For further information, please contact:
           Roberto Castello Branco: castello.branco@cvrd.com.br +55-21-3814-4540
                         Andreia Reis: andreia.reis@cvrd.com.br +55-21-3814-4643
                     Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557 Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946 Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700


This press release may contain statements that express management's expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD's actual results to differ from expectations reflected in forward-looking statements, please see CVRD's reports filed with the Brazilian Comissao de Valores Mobiliarios and the U.S. Securities and Exchange Commission.

                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            COMPANHIA VALE DO RIO DOCE
                                                 (Registrant)


Date:  July 19, 2002

                                            By: /s/ Fabio de Oliveira Barbosa
                                                -------------------------------
                                                Fabio de Oliveira Barbosa
                                                Chief Financial Officer